Exhibit 99.1

Media Release

April 1, 2013

TELUS closes C$1.7 billion of debt offerings

TELUS will redeem 2014 Notes early on May 15, 2013

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of C$1.7 billion in senior unsecured notes in two series - C$1.1 billion of 11-year Notes with a 3.35 per cent interest rate, Series CK, maturing on April 1, 2024 and C$600 million of 30-year Notes with a 4.40 per cent interest rate, Series CL, maturing on April 1, 2043.

The net proceeds of the offering will be used to repay the Company’s outstanding C$300 million of 5.00 per cent Series CB Notes due June 3, 2013 at maturity, to fund the proposed early redemption of the Company’s outstanding C$700 million of 4.95 per cent Series CF Notes due May 15, 2014, to repay outstanding commercial paper (short term floating rate debt) and for general corporate purposes.

The offering was made pursuant to a prospectus supplement dated March 26, 2013 to TELUS’ short form base shelf prospectus dated October 3, 2011 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from CIBC World Markets Inc., Debt Capital Markets, 161 Bay Street, 5th floor, Toronto Ontario, M5J 2S8 c/o Scott Burrows, telephone 416-956-3049 or e-mail scott.burrows@cibc.com.

TELUS to redeem $700 million 2014 Notes early on May 15, 2013

TELUS announced today that it has given notice of redemption of its $700 million in 4.95 per cent, Series CF, Notes due May 15, 2014 (CUSIP No. 87971MAJ2). The Company’s intention to redeem these notes early was previously announced on March 26, 2013.

The redemption price, which is payable on May 15, 2013, will be based on the yield for a Government of Canada bond with the equivalent maturity plus 71 basis points as defined in the trust indenture governing these notes, but in no case will be less than par. The Government of Canada bond yield used for this redemption will be the mid-market yield as quoted by a dealer selected by the Company at noon (Toronto time) on May 10, 2013. The note-holders will also receive the regularly scheduled semi-annual interest payment on May 15, 2013.

Costs and non-cash write-downs related to this early redemption are expected to result in increased financing charges, which will have an after tax impact on the Company’s income statement in the second quarter of 2013 of approximately 2.5 to 3 cents per share, after giving effect to the mid-April two-for-one stock split announced on March 14, 2013.

Non-registered holders (banks, brokerage firms or other financial institutions) of the notes that maintain their interests through The Canadian Depository for Securities Limited (CDS) should contact their CDS customer service representative with any questions about the note redemption. Beneficial holders of the notes with questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the notes on their behalf.

Forward Looking Statements

This media release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the repayment of the 5.00 per cent notes due June 3, 2013 and completion of the redemption of the 4.95 per cent notes due May 15, 2014, and are therefore subject to risks and uncertainties which could cause actual results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents, including TELUS’ Management’s discussion and analysis and Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and 13.1 million customer connections including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Shawn Hall

TELUS Media and Social Relations

(604) 697-8176

Shawn.Hall@TELUS.com

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